STARFIELD RESOURCES INC. (Tier 1)
PRESS RELEASE	June 26, 2006 #SRU-16-06
Corporate Office:
Suite 420-625 Howe Street
Vancouver, BC CANADA	SRU – TSX.V
V6C 2T6	SRFDF – OTC BB
Website: http://www.starfieldres.com	Page 1 of 2
Ferguson Lake Nickel-Copper-Cobalt-Platinum-Palladium Project, Nunavut, Canada

GEOSTATISTICAL ANALYSES ESTIMATES
 MEASURED RESOURCES AT FERGUSON LAKE

VANCOUVER, (June 26, 2006) -- Starfield Resources Inc. (TSX.V: SRU and OTC BB: SRFDF) ("Starfield" or "the Company") today announced that world renowned Dr. Isobel Clark of Geostokos Ltd., Scotland, has provided Starfield Resources with a summary of a Detailed Technical Report “Statistical and Geostatistical Analysis of Ferguson Lake Project.” In the most densely drilled portion of the potential “Pit Area” of the West Zone between grid lines L40+00W and L51+00W and to a depth of roughly 120 meters, Geostokos reports that at a 1% Cu+ Ni cutoff grade a total of 7.79 million tonnes could be estimated in the Detailed Study Area as being in the “measured and indicated” categories (measured= 3.75 million tonnes; indicated=4.04 million tonnes).

“This marks the first time that measured resources have been determined for the Ferguson Lake Project,” said Glen Indra, Starfield’s President and CEO. “The Company believes that with the appropriate detailed drill spacing, as now implemented in the ongoing 2006 drill program, both measured and indicated resources in the potential “Pit Area” will significantly increase.”

Dr. Clark visited the Cu+Ni+Co+Pd+Pt property in 2005 and her 2006 geostatistical investigation examined the complete property-wide data set containing 18,561 core sections totaling 21,102 meters of core drilled and assayed. The final report will include general analyses of the property-wide data set and various sub-regions including a “Detailed Study Area” where 9 more closely spaced geostatistical holes were drilled at the end of the 2005 season.

The Geostokos Detailed Study was commissioned to:

a)	Determine what criteria should be set for classifying volumes of rock as “measured” and what proportion of the area could be then estimated as a “measured resource category”.

b)	Determine what density of sampling (drilling) would be needed to ensure adequate grade control to design a mining operation.

Dr. Clark studied data from 3,548 core sections in the Detailed Study Area down to a depth of more than 300 meters. The breakpoint between background values in the rock and mineralization was established as 0.1% copper. The sections averaged just short of a meter in length having grades higher than 0.1% copper plus nickel.

In the Detailed Study Area a mining unit of 10x10x10 meters was used as a block size and approximately 20,000 blocks were estimated. Block estimate classification of “measured” occurred if the kriging variance fell below the total sill of the semi-variogram (ygiagam) and at least 4 boreholes fell within the search ellipse. Blocks not classed as “measured” but within the range of influence of the boreholes were classified as an “indicated” category. Any blocks not meeting these criteria were not within the scope of the Detailed Study as they are classed in the “inferred” category. Due to the wide spacing of drill holes along the one kilometer drilled strike length in the pit area of the Low Sulphide PGE-rich horizon, sections do not yet have the criteria necessary to fit “measured or indicated” categories.

Relevant tonnages calculated during the Detailed Study used a 4.1 specific gravity for the sulphide mineralization based upon copper and nickel values at cutoff grades of 1.0%, 1.5% and 2.0% Cu+Ni. Detailed figures were calculated for the volume of mineralization down to sea level (a depth from surface of roughly 120 meters).

Of the 9,657 blocks examined 1902 were classified as “measured and indicated” at a Cu+ Ni cutoff grade of 1.0% . These blocks were estimated to contain 7.7 million tonnes grading 0.96% Cu, 0.57% Ni, (Cu+Ni = 1.53%), 0.04%

Co, 0.87 g/t Pd and 0.13 g/t Pt. Included in the total tonnage is 1.35 million tonnes and 0.42 million tonnes of “measured” resources at 1.5% and 2.0% , respectively, Cu+Ni cutoff grades and 1.62 million tonnes and 0.46g million tonnes of “indicated “ resources at 1.5% and 2.0%, respectively, Cu+Ni cutoff grades. The Company has reported NI 43-101 compliant property-wide “indicated” resources of 8.7 million tonnes and “inferred” resources of 66.1 million tonnes at a 1.0% Cu+Ni cutoff grade (Dr. N.C. Carter Ph.D., P.Eng., May 15, 2006). It should be noted that the property-wide resource calculations made by Dr.N.C. Carter were not constrained by area, depth or block model size as determined in the Geostokos Detailed Study parameters.

Dr. Clark’s summary report also found that “the layout of samples for “measured” blocks determined that a regular intersection of the mineralization by boreholes on a 22-25 meter grid would provide adequate sampling for mine planning and grade control purposes.”

With the results of this encouraging investigation, the company now has two drills operating in the potential “Pit Area” (Line 39+00W to L 60+00W). Now guided by these results and the recommended drill pattern spacing for quantifying “measured” resources, Starfield has a confirmed strategy to delineate “starter pit” resources within the “Pit Area” as the 2006 priority plan.

The Company intends to file the complete Geostokos Technical Report on SEDAR within 45 days.

About Starfield

Starfield Resources Inc. is an advanced exploration and development company focused on its Ferguson Lake Copper-Nickel-Cobalt-Palladium-Platinum property located in Nunavut, Canada. The Ferguson Lake property covers more than 1.3 million acres and is 100% owned by the Company. Since 1999, Starfield has completed 104,000 metres of diamond drilling in 243 holes. A NI 43-101 technical report dated May 15, 2006 by N.C. Carter PhD., P.Eng. was filed on SEDAR and on the Starfield website on May 25, 2006. A developing feature of this mineral district is the significant discovery of high grade platinum and palladium mineralization found in the footwall to the massive sulphide deposit. Starfield’s Ferguson Lake Project is unfolding as Nunavut’s largest ongoing base and precious metal project.

On behalf of the Board of Directors,

“Glen C. Macdonald”

Glen C. Macdonald, P.Geo., Director
(Glen Macdonald is the Qualified Person under National Instrument 43-101 responsible for preparing the technical disclosure in this news release)

Caution concerning forward-looking statements
This communication to shareholders and the public contains certain forward-looking statements. Actual results may differ materially from those indicated by such statements. All statements, other than statements of historical fact, included herein, including, without limitations statements regarding future production, are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the U.S. Securities Act of 1993, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable securities laws or an exemption from such registration is available.

For further information contact:

Michael Joyner	or	Leif Smither
The Equicom Group		Starfield Resources Inc.
416-815-0700 ext.275		1-877-233-2244
mjoyner@equicomgroup.com		www.starfieldres.com